575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Closes $17,324,750 Bought Deal

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR DISSEMINATION IN THE UNITED STATES.

Vancouver, BC – March 23, 2011: Kiska Metals Corporation (TSX-V:KSK) (“Kiska” or the “Company”) announces that it has completed an offering of 15,065,000 units (the “Units”) of the Company, which includes the full exercise of the underwriters’ over-allotment option of 1,965,000 units, at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc.

Each Unit consists of one common share of the Company ("Common Share") and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.

The net proceeds are intended to be used to further advance exploration on targets within the Whistler Project in Alaska, and for general corporate purposes. A commission of 6% of the total gross proceeds realized from the placement was paid to the underwriters.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential. Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.